UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

THE WET SEAL, INC.

(Name of Issuer)

Class A Common Stock, $0.10 Par Value

(Title of Class of Securities)

961840105

(CUSIP Number)

David P. Falck, Esq.

Pillsbury Winthrop, LLP

1540 Broadway

New York, New York 10036

(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LA SENZA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,405,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,405,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,405,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEPHEN GROSS HOLDINGS INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,154,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,154,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,154,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEPHEN GROSS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,154,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,154,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,154,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TEITELBAUM HOLDINGS INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,157,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,157,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IRVING TEITELBAUM

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,157,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,157,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,157,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 11 to Schedule 13D relates to shares of Class A Common Stock, $0.10 par value per share (the “Class A Shares”), of The Wet Seal, Inc. (the “Issuer”).  This Amendment No. 11 supplementally amends the initial statement on Schedule 13D, dated August 21, 1995, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background
(a) This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) La Senza Corporation (“La Senza Corporation”);
(ii) Stephen Gross Holdings Inc. (“SGHI”);
(iii) Stephen Gross (“Mr. Gross”);
(iv) Teitelbaum Holdings Inc. (“THI”), and
(v) Irving Teitelbaum (“Mr. Teitelbaum”).

This Statement relates to Class A Shares held for the accounts of La Senza Corporation, SGHI and THI.

Item 4.	Purpose of Transaction

In June 2004, as part of its periodic review of La Senza Corporation’s investment in the Issuer, the Board of Directors of La Senza Corporation authorized the sale of all of La Senza Corporation’s holdings of the Issuer’s securities. Accordingly, La Senza Corporation intends to dispose of its holdings of the Issuer’s securities from time to time in open market transactions, subject to acceptable market conditions. This Item 4 in this Amendment No. 11 to Statement 13D relates only to the Issuer’s securities held by La Senza Corporation and does not reflect any change in the intentions of Mr. Gross and Mr. Teitelbaum with respect to their beneficial ownership of the Issuer’s securities other than through La Senza Corporation.

Item 5.	Interest in Securities of the Issuer
According to information furnished by the Issuer , the number of Class A Shares outstanding was 31,657,824 as of July 3, 2004.

(a) (i) La Senza Corporation may be deemed the beneficial owner of 2,405,700 Class A Shares (approximately 7.1 % of the total number of Class A Shares outstanding assuming conversion of 2,405,700 Class B Shares). This number consists of 2,405,700 Class B Shares held for its account.

(ii)  Each of SGHI and Mr. Gross may be deemed the beneficial owner of 3,154,200 Class A Shares (approximately 9.1 % of the total number of Class A Shares outstanding assuming the conversion of 3,154,200 Class B Shares). This number consists of (A) 2,405,700 Class B Shares held for the account of La Senza Corporation and (B) 748,500 Class B Shares held for the account of SGHI.

(iii)  Each of THI and Mr. Teitelbaum may be deemed the beneficial owner of 3,157,200 Class A Shares (approximately 9.1 % of the total number of Class A Shares outstanding assuming the conversion of 3,157,200 Class B Shares). This number consists of (A) 2,405,700 Class B Shares held for the account of La Senza Corporation and (B) 751,500 Class B Shares held for the account of THI.

First Canada Management Consultants Limited, a Canadian company wholly owned by Teitelbaum Investments Ltd., a Canadian company of which Mr. Teitelbaum is the majority shareholder (“First Canada”), holds presently exercisable options to acquire 418,334 Class A Shares.  In addition, First Canada holds the following additional options to acquire (i) 67,500 Class A Shares, which options will vest on September 22, 2004, (ii)  45,000 Class A Shares, which options will vest on May 4, 2005, (iii) 66,666 Class A Shares, which options vest in increments of 33,333 on April 4, 2005 and 2006 and (iv) 50,000 Class A Shares, which options vest in increments of 25,000 on April 7, 2005 and 2006.

(b) (i) La Senza Corporation may be deemed to have shared power to direct the voting and disposition of the 2,405,700 Class B Shares held for its account.

(ii) Each of SGHI and Mr. Gross may be deemed to have shared power to direct the disposition of the 2,405,700 Class B Shares held for the account of La Senza Corporation and 748,500 Class B Shares held for the account of SGHI.

(iii)  Each of THI and Mr. Teitelbaum may be deemed to have shared power to direct the disposition of the 2,405,700 Class B Shares held for the account of La Senza Corporation and 751,500 Class B Shares held for the account of THI.

(c) Since May 13, 2004 (60 days prior to the date hereof), La Senza Corporation has effected the following sales of Class A Shares on the NASDAQ National Market:

Date	Amount of Shares	Approximate Price Per Share ($) (Exclusive of Commissions)
July 13, 2004	214,000	6.51
July 14, 2004	503,300	5.81

Except for the transactions disclosed above, there have been no transactions with respect to the Class A Shares since May 13, 2004 by any of the Reporting Persons.

(d) The shareholders of La Senza Corporation may be deemed to have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held by La Senza Corporation by virtue of and in accordance with their respective ownership interests in La Senza Corporation.

With reference to the information set forth above, this filing shall not be deemed an admission that the Reporting Persons are the beneficial owners of any securities of the Issuer which are not directly held by them.

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 15, 2004

LA SENZA CORPORATION

By:	/s/ I. Teitelbaum
Name: I. Teitelbaum
Title: Chairman and Chief Executive Officer

STEPHEN GROSS HOLDINGS INC.

By:	/s/ Stephen Gross
Name: Stephen Gross
Title: Secretary

STEPHEN GROSS

By:	/s/ Stephen Gross

TEITELBAUM HOLDINGS INC.

By:	/s/ I. Teitelbaum
Name: I. Teitelbaum
Title: Secretary

IRVING TEITELBAUM

By:	/s/ I. Teitelbaum

EXHIBIT INDEX

B.                                                  Joint Filing Agreement, dated as of February 4, 2004, by and among La Senza Holdings Inc., La Senza Equities Inc., La Senza Corporation, Stephen Gross Holdings Inc., Stephen Gross, Teitelbaum Holdings Inc. and Irving Teitelbaum, is hereby incorporated by reference to Exhibit B to Amendment No. 10 of this Schedule 13D, dated January 30, 2004.